BLOCPOWER PUBLIC BENEFIT CORPORATION
AND SUBSIDIARIES

BROOKLYN, NEW YORK

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OTHER CONSOLIDATING FINANCIAL INFORMATION

AND

INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2021 AND 2020



CONTENTS

AUDITED FINANCIAL STATEMENTS   PAGE

Independent Auditor's Report   3

Consolidated Balance Sheets   5

Consolidated Statements of Operations   7

Consolidated Statements of Changes in Shareholders' Equity   8

Consolidated Statements of Cash Flows   9

Notes to Consolidated Financial Statements   11

OTHER CONSOLIDATING FINANCIAL INFORMATION

Independent Auditor's Report on Consolidating Financial Information   25

Consolidating Balance Sheets of BlocPower Public Benefit Corporation,
    BlocPower LLC, and the project specific LLCs   26

Consolidating Statements of Operations of BlocPower Public Benefit Corporation,
    BlocPower LLC, and the project specific LLCs   28

INDEPENDENT AUDITOR'S REPORT

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BlocPower Public Benefit Corporation and its subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BlocPower Public Benefit Corporation and Subsidiaries, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BlocPower Public Benefit Corporation and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BlocPower Public Benefit Corporation and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 25, 2023

- 4 -

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
ASSETS	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 10,969,078	$ 6,345,260
Accounts receivable	298,453	192,756
Prepaid expenses	92,815	-
TOTAL CURRENT ASSETS	11,360,346	6,538,016
PROPERTY AND EQUIPMENT		
Leased equipment	1,182,623	763,843
Construction in progress	1,735,975	32,565
	2,918,598	796,408
Less accumulated depreciation	(54,506)	(15,079)
	2,864,092	781,329
OTHER ASSETS	343,750	375,000
	$ 14,568,188	$ 7,694,345

The accompanying notes are an integral part of the financial statements.

| | December 31, | |
LIABILITIES AND SHAREHOLDERS' EQUITY	2021	2020
CURRENT LIABILITIES		
Current portion of long-term debt	2,094,713	17,645
Line of credit	341,669	-
Accounts payable	3,068,330	278,462
Accrued expenses	429,145	241,171
Deferred revenue	1,898,401	282,157
Other current liabilities	-	1,742
TOTAL CURRENT LIABILITIES	7,832,258	821,177
OTHER LIABILITIES		
Long-term debt, net of unamortized debt issuance costs of		
$91,726 at December 31, 2021	1,324,250	332,504
Due to shareholder	35,106	39,614
	1,359,356	372,118
SHAREHOLDERS' EQUITY		
Class A common stock, $.00001 par value;		
Authorized, 7,416,088 shares at December 31, 2021 and 2020		
Issued and outstanding, 2,666,667 at December 31, 2021 and 2020	27	27
Series A-1 preferred stock, $.00001 par value;		
Authorized, 2,234,687 shares at December 31, 2021 and 2020		
Issued and outstanding, 1,881,648 shares at December 31, 2021 and 2020	19	19
Series A-2 preferred stock, $.00001 par value;		
Authorized, issued and outstanding, 256,322 shares at December 31, 2021		
and 2020 (with a liquidation preference for all preferred stock of		
$12,863,759 at December 31, 2021 and 2020)	3	3
Series A-3 preferred stock, $.00001 par value;		
Authorized, issued and outstanding, 1,451,198 shares at December 31, 2021		
and 2020	15	15
Additional paid-in capital	12,769,323	12,769,323
SAFE notes convertible	5,286,469	-
Accumulated deficit	(12,679,282)	(6,268,337)
	5,376,574	6,501,050
	$ 14,568,188	$ 7,694,345

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year ended December 31, | |
	2021	2020
Revenues:		
Contract revenues	$ 16,443,456	$ 677,099
Lease revenues	89,949	40,254
	16,533,405	717,353
Cost of revenues	14,593,116	554,943
GROSS PROFIT	1,940,289	162,410
General and administrative expenses	8,651,016	3,491,866
LOSS FROM OPERATIONS	(6,710,727)	(3,329,456)
Other income (expense):		
Other income	430,669	102,880
Interest income	2,249	2,621
Interest expense	(109,936)	(37,123)
	322,982	68,378
LOSS BEFORE TAXES	(6,387,745)	(3,261,078)
Income and franchise tax expense	23,200	7,734
NET LOSS	$ (6,410,945)	$ (3,268,812)

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	Class A Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Additional paid-in capital	Accumulated deficit	SAFE Notes Convertible	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE AT JANUARY 1, 2020	2,666,667	$ 27	-	$ -	-	$ -	-	$ -	$ 60	$ (2,999,525)	$ 3,835,000	$ 835,562
SAFE Notes convertible issued	-	-	-	-	-	-	-	-	-	-	1,450,000	1,450,000
SAFE Notes converted to equity	-	-	-	-	256,322	3	1,451,198	15	5,284,982	-	(5,285,000)	-
Note Payable converted to Preferred Stock	-	-	9,479	-	-	-	-	-	38,178	-	-	38,178
Issuance of Preferred Stock, net of $93,873 of issuance costs	-	-	1,872,169	19	-	-	-	-	7,446,103	-	-	7,446,122
Net loss	-	-	-	-	-	-	-	-	-	(3,268,812)	-	(3,268,812)
BALANCE AT DECEMBER 31, 2020	2,666,667	27	1,881,648	19	256,322	3	1,451,198	15	12,769,323	(6,268,337)	-	6,501,050
SAFE Notes convertible issued	-	-	-	-	-	-	-	-	-	-	5,286,469	5,286,469
Net loss	-	-	-	-	-	-	-	-	-	(6,410,945)	-	(6,410,945)
BALANCE AT DECEMBER 31, 2021	2,666,667	$ 27	1,881,648	$ 19	256,322	$ 3	1,451,198	$ 15	$ 12,769,323	$ (12,679,282)	$ 5,286,469	$ 5,376,574

The accompanying notes are an integral part of the financial statements.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2021	2020
CASH FLOWS - OPERATING ACTIVITIES		
Net loss for the year	$ (6,410,945)	$ (3,268,812)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation and amortization	39,427	15,079
Amortization of debt issuance costs included in interest expense	36,065	-
Security deposit charged to lease expense	-	33,344
Accrued interest converted to equity	-	13,178
Changes in certain assets and liabilities affecting operations:		
Accounts receivable	(105,697)	(46,384)
Prepaid expenses	(92,815)	(4,424)
Accounts payable and accrued expenses	2,977,842	457,919
Other current liabilities	(1,742)	-
Deferred revenue	1,616,244	282,157
NET CASH USED FOR OPERATING ACTIVITIES	(1,941,621)	(2,517,943)
CASH FLOWS - INVESTING ACTIVITIES		
Purchase of property and equipment	(2,122,190)	(628,408)
NET CASH USED FOR INVESTING ACTIVITIES	(2,122,190)	(628,408)
CASH FLOWS - FINANCING ACTIVITIES		
Repayments on due to shareholder	(4,508)	(25,000)
Borrowings of long term debt	3,182,682	771,609
Net borrowings on line of credit	341,669	-
Debt issuance costs incurred in connection with long term debt	(96,541)	(375,000)
Payments on long-term debt	(22,142)	(550,668)
Proceeds from borrowings on convertible SAFE notes	5,286,469	1,450,000
Proceeds from capital contributions, net	-	7,446,122
NET CASH PROVIDED FROM FINANCING ACTIVITIES	8,687,629	8,717,063
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,623,818	5,570,712
Cash and cash equivalents at beginning of year	6,345,260	774,548
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,969,078	$ 6,345,260

CONSOLIDATED STATEMENTS OF CASH FLOWS, Cont'd

	Year ended December 31,	
	2021	2020
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income and franchise taxes	$ 23,200	$ 7,734
Interest	$ 109,936	$ 23,945
NON-CASH INVESTING AND FINANCING ACTIVITIES		
SAFE Notes converted to Series A-2 and Series A-3 preferred shares	$ -	$ 5,285,000
Note payable and accrued interest converted to Series A-1 preferred shares	$ -	$ 38,178

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
BlocPower Public Benefit Corporation and Subsidiaries (the "Company") was established in the state of Delaware on December 12, 2013 for the purpose of fundraising and operating as a holding company.

BlocPower LLC ("BlocPower"), a wholly-owned subsidiary of the Company, is a Brooklyn-based climate/energy technology startup that assists customers to find innovative energy solutions to improve building energy costs and consumption as well as utilizing proprietary software for analysis, leasing, project management, and monitoring of urban clean energy projects. In 2021, BlocPower also contracted with the City of New York to develop and manage a precision training and hiring initiative. BlocPower is wholly-owned by the Company. At the parent level, the Company maintains the investment in BlocPower, which is eliminated in consolidation. BlocPower has multiple wholly-owned subsidiaries (single member LLCs) that are set up to function as special purpose entities which acquire, hold, and lease or sell clean energy efficient heating and air conditioning equipment: BlocPower Energy Services 1 LLC ("ES1"), BlocPower Energy Services 1A LLC ("ES1A"), and BlocPower Energy Services 2 LLC ("ES2"). In January 2021, BlocPower Energy Services 3 LLC ("ES3"), a single member LLC, was formed and is wholly-owned by BlocPower. ES1A has not had any activity as of December 31, 2021. In September 2021, BuildingBloc LLC ("BuildingBloc), a single member LLC, was formed and is wholly-owned by BlocPower. BuildingBloc had minimal activity and did not commence operations during the year ended December 31, 2021. BlocPower maintains investments in the above-cited single member LLCs, which are eliminated in consolidation.

Principles of consolidation
The financial statements present the consolidated financial position, statements of operations, shareholders' equity, and cash flows of BlocPower Public Benefit Corporation and Subsidiaries. Substantially all intercompany balances and transactions have been eliminated.

Revenue recognition
The Company recognizes revenues from professional and managed services provided. The Company recognizes revenues under the guidance in Accounting Standards Codification Topic 606, Revenues from Contracts with Customers ("ASC 606").

The core principle of ASC 606 is that an entity should recognize revenues for the services equal to an amount it expects to be entitled to receive for those services. The Company accounts for a contract under ASC 606 when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of consideration is probable.

The Company enters into contracts with customers for the utilization of its proprietary software for analysis, to manage projects, and monitoring of projects. Revenues for these contracts are recognized over time. When contracts with customers contain multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The transaction price is allocated to each distinct performance obligation on a relative stand alone sales price ("SSP") basis. The Company determines the SSP by using the price charged for a deliverable when sold separately or uses management's best estimate of SSP for goods or services not sold separately using estimation techniques that maximize observable data points, including: internal factors relevant to its pricing practices such as costs and margin objectives; stand alone sales prices of similar products; pricing policies; percentage of the fee charged for a primary product or service relative to a related product or service; and customer segment and geography. Contracts with customers generally run between 1 month and 36 months. The payment terms and conditions in customer contracts are typically 30 days from completion of the performance obligation.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

The Company has entered into a significant cost-reimbursement contract with a customer in 2021. The Company recognizes revenues as the Company incurs expenditures for the contract. Qualifying expenditures that have been incurred but are yet to be reimbursed are reported as accounts receivable in the accompanying consolidated balance sheets. Amounts received prior to incurring qualifying expenditures are reported as deferred revenue in the accompanying consolidated balance sheets.

Contract balances
Contract assets consist of accounts receivable and contract liabilities consist of deferred revenues. Contract assets and liabilities are summarized as follows:

| | Years ended December 31, | | |
	2021	2020	2019
Accounts receivable	$ 298,453	$ 192,756	$ 152,500
Contract Liabilities:			
Deferred revenue	$ 1,898,401	$ 282,157	$ -

Lease revenue
The Company recognizes lease revenues from equipment on a straight-line basis in accordance with the terms of the operating lease agreements. The excess of accrued straight-line rents over billings is reflected as deferred lease receivable in the accompanying consolidated balance sheets. There were no deferred lease receivables at December 31, 2021 and 2020.

Other income
Other income mainly consists of grants from foundations or government programs to help fund fellowship/internship programs at the Company as well as incentive revenues from outside parties relating to projects or contracts the Company has engaged in. These revenues are not part of the Company's normal operations and future amounts are undeterminable.

Cash and cash equivalents
Cash and cash equivalents are maintained at several financial institutions located in the United States and are insured by the FDIC up to $250,000 at each institution. In the normal course of business, the cash and cash equivalents account balances at any given time may exceed insured limits. However, the Company has not experienced any losses in such accounts and does not believe it is exposed to significant risk in cash and cash equivalents.

Accounts receivable
The Company has receivables that arise from customer contracts as the Company meets performance obligations and bills the customer and from billings to customers, leasing equipment from the Company and from cost-reimbursement contracts. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible and will establish an allowance for doubtful accounts as needed. After all attempts to collect a receivable have failed, the receivable is written off to bad debt expense. Based on the information available, the Company believes no allowance for doubtful accounts is necessary at December 31, 2021 and 2020.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Property and equipment
The Company's property and equipment consists of leased equipment. As agreed upon within customer lease agreements, the Company develops technology or other assets and then leases the assets to customers. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the leased equipment which is generally twenty-five years. Major renewals and betterments are capitalized, while replacements, repairs and maintenance, which do not improve or extend the life of the respective assets, are charged to operations as incurred. Upon sale or retirement, the related costs and accumulated depreciation are removed from the accounts and the related gain or loss is reflected in other income. Depreciation expense for the years ended December 31, 2021 and 2020 was $39,427 and $15,079, respectively.

Construction in progress
During the development and construction period of leased equipment, the assets are recorded on BlocPower as construction in progress. At the time of completion, the asset is contributed to the single member LLC that will lease the equipment to the customer.   The Company has not entered into any commitments with vendors for the construction of the leased equipment at December 31, 2021 and 2020 and is not required to use any specified .vendor for construction.

Debt issuance costs
The Company accounts for debt issuance costs under ASU 2015-03, *"Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs"*. ES2 entered into a credit agreement in December 2020 and incurred debt issuance costs of $375,000. The debt issuance costs are stated at cost and are amortized over the term of the debt. As there have only been $100,000 of borrowings on the credit agreement, the debt issuance costs have been included in other assets in the accompanying consolidated balance sheet. ES2 began making additional draws on the credit agreement during 2022 and will then show net (unamortized) debt issuance costs as a deduction from the carrying amount of the debt on the accompanying consolidated balance sheets.

During the period of January 4, 2021 to June 30, 2021, ES3 raised capital through an offering of unsecured Climate Impact Notes to various investors. This transaction incurred debt issuance costs of $50,688. BlocPower entered into a loan agreement in October 2021 and incurred debt issuance costs of $45,853. The debt issuance costs are stated at cost and are amortized over the term of the debt. The net unamortized debt issuance costs are shown as a deduction from the carrying amount of the debt on the accompanying consolidated balance sheets.

Deferred revenue
The Company records contract payments received as deferred revenue until the amounts are expended for the purpose of the contracts, at which time it is recognized as contract revenues.

Due to shareholder
Due to shareholder of $35,106 and $39,614 as of December 31, 2021 and 2020, respectively, consists of advances or payments made on behalf of a Company by the shareholder. There are no set repayment terms.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Advertising expenses
Advertising and promotional costs are expensed as incurred. The Company's advertising and promotional expenses were was approximately $820,000 and $186,000 for the years ended December 31, 2021 and 2020, respectively, and is included in general and administrative expenses in the accompanying consolidated statement of operations.

Income taxes
Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates which are expected to be in effect when these differences reverse. The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are detailed in Note G.

The Company is taxed under the provisions of the Internal Revenue Code and applicable state tax laws. The Company files tax returns in the U.S. federal jurisdiction and in New York State. With few exceptions, as of December 31, 2021, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years ended prior to December 31, 2018. The tax returns for the years ended December 31, 2018 through 2021 are still subject to potential audit by the IRS and the taxing authorities in applicable states. Management of the Company believes it has no material uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New accounting pronouncement - leases
In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among entities by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the consolidated balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. For nonpublic entities, the FASB voted on May 20, 2020, to extend the guidance in this new standard to be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the provisions of this standard to determine the impact the new standard will have on the Company's financial position or results of operations.

Subsequent events
The Company has conducted an evaluation of potential subsequent events occurring after the balance sheet date through January 25, 2023, which is the date the financial statements are available to be issued. No subsequent events requiring disclosure were noted except for those discussed above and in Note C, Note D, Note E, Note H, and Note K.

NOTE B: OPERATING LEASES

The Company is the lessor of clean energy efficient heating and air conditioning equipment under various operating leases expiring through 2036. As of December 31, 2021, the lease agreements with customers entered into through 2021 that are in service provide for payments of total base rents of $8,552 per month, and also contain certain escalation clauses. The company has entered into seventeen lease agreement with customers during 2021 that have not yet commenced as of December 31, 2021. The Company is still building the equipment for these leases which is included in construction in progress in the accompanying consolidated balance sheet. When the equipment has been completed and installed at the customers' locations, the lease agreements will commence.

Minimum future lease payments to be received on non-cancelable leases as of December 31, 2021 are approximately as follows:

Years ending December 31,	Amount
2022	$ 103,182
2023	104,214
2024	105,256
2025	106,308
2026	107,372
Thereafter	1,007,462
	$ 1,533,794

NOTE C: LINE OF CREDIT

On January 11, 2021, BlocPower entered into a $500,000 line of credit with a bank which bore interest at 2.50% available through January 2022. At December 31, 2021 there were outstanding borrowings on the line of $341,669. The line of credit was not renewed in January 2022 and the balance was repaid in full.

NOTE D: LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,	
	2021	2020
BlocPower		
Loan payable to a bank entered into on October 6, 2021 which allowed for term loans to be drawn from October 6, 2021 through January 31, 2022 up to a maximum aggregate principal amount of $2,000,000. Loan payable accrues interest at the greater of 3.25% or the Wall Street Journal Prime Rate (effective rate of 3.25% at December 31, 2021). Commencing in February 2022, loan payable requires monthly principal installments of $55,556 plus accrued interest through January 2025. [1]	$ 2,000,000	$ -
ES1		
Credit agreement with an investment company entered into on December 23, 2019 which allows for term loans to be drawn in order to finance projects relating to the development of air-source heat pump and/or cooling systems and related installation, up to a maximum aggregate principal amount of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 8.50% per annum which requires monthly payments of approximately $4,300 through June 2030. Secured by all assets of ES1. [2,3]	313,439	250,149
ES2		
Credit agreement with an investment company entered into on December 10, 2020. The agreement allows for term loans to be drawn to finance equipment and installation costs for energy efficiency retrofits to be installed in commercial, residential and community buildings, up to an aggregate principal amount of $10,000,000 through December 10, 2023. Outstanding borrowings on the credit agreement relate to debt issuance costs. Credit agreement requires quarterly payments of accrued interest on the loan with the principal due at the loan maturity date of December 10, 2032. The Company has the ability to request that the lender increase its loan commitment to a maximum of $50,000,000 provided certain criteria are met. The aggregate borrowings accrue interest at a fixed interest rate of 8.50%; this rate can be reduced to 7.75% in certain circumstances if the Company maintains a stipulated debt service coverage ratio. ES2 has pledged all of its assets as collateral in the event of default. [4,5]	100,000	100,000
Balance forward	2,413,439	350,149

NOTE D: LONG-TERM DEBT, Cont'd

	December 31,	
	2021	2020
Balance forward	$ 2,413,439	$ 350,149
ES3		
Multiple subscription agreements with various investors on May 28, 2021 in which unsecured debt notes, Climate Impact Notes, were offered and sold at various dollar amounts up to a maximum aggregate principal balance of $1,000,000. The aggregate borrowings accrue interest at a fixed interest rate of 5.50% per annum which requires annual payments of $115,728 of principal and interest to be made each May through May 2033.	997,250	-
Promissory note with a foundation entered into on November 30, 2021 for $100,000 due in annual installment payments of $12,330 beginning on December 31, 2022 through December 31, 2031. The promissory note accrues interest at a fixed rate of 4.0% per annum.	100,000	-
	3,510,689	350,149
Less unamortized debt issuance costs	91,726	-
Less current portion of long-term debt	2,094,713	17,645
	$ 1,324,250	$ 332,504

1   On September 19, 2022, the Company entered into a loan agreement with an investment company, which required that the $2,000,000 loan and all accrued interest be repaid in full. The $2,000,000 loan was repaid in full on September 19, 2022.
2   The credit agreement requires compliance with certain covenants. At December 31, 2021, the Company was in compliance with all such covenants after receipt of a letter from the investment company dated December 16, 2022.
3   In March 2022, an additional draw of approximately $261,000 was made on the credit agreement which extended the maturity date through November 2031 and requires updated monthly principal and interest payments of approximately $7,626. These subsequent borrowings have not been reflected in the future maturities of long-term debt table below.
4   The credit agreement includes certain restrictive covenants. At December 31, 2021, the Company was in compliance with all such covenants after receipt of a letter from the investment company dated January 25, 2023.
5   In April 2022, the Company drew approximately $523,000 on the credit agreement. The subsequent borrowings have not been reflected in the future maturities of long-term debt table below.

NOTE D: LONG-TERM DEBT, Cont'd

At December 31, 2021, maturities of long-term debt are as follows:

Years ending December 31,	Amount
2022	$ 2,094,713
2023	101,112
2024	107,487
2025	114,290
2026	121,552
Thereafter	971,535
	$ 3,510,689

NOTE E: SHAREHOLDERS' EQUITY

Common stock

At December 31, 2021 there were 7,416,088 shares of Class A common stock authorized and there were 2,666,667 shares issued and outstanding of Class A common stock. At December 31, 2021 there were 1,535,403 shares of Class B common stock authorized and there were no shares issued and outstanding of Class B common stock. The holders of the Class A common stock are entitled to one vote for each share of Class A common stock and are subject to and qualified by the rights, powers and preferences of the holders of preferred stock. The holders of the Class B common stock have no voting rights, except as required by law. Upon liquidation, dissolution, or winding up of the Company, after payment of all preferential amounts required to be paid to the holders of preferred stock, the remaining assets available for distribution to the stockholders will be distributed among the common stock holders pro rata based on the number of shares held.

Convertible preferred stock

On September 11, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement with various parties. As part of the purchase agreement the Company agreed to sell and issue to each purchaser Series A-1 preferred stock for $4.0274 per share, Series A-2 preferred stock for $2.3798 per share, and Series A-3 preferred stock for $3.2219 per share. 1,872,169 shares of Series A-1 preferred stock were purchased as part of this agreement. As part of the agreement the Company converted a note payable and all related unpaid accrued interest totaling $38,178 to an Organization for 9,479 shares of Series A-1 preferred stock. The Company had entered into various Simple Agreements for Future Equity ("SAFE") notes during the year ended December 31, 2019 and during 2020 which were converted into Series A-2 and A-3 preferred stock as part of the purchase agreement. $610,000 of SAFE notes were converted to 256,322 Series A-2 preferred stock shares and $4,675,000 of SAFE notes were converted to 1,451,198 Series A-3 preferred stock shares.

During 2021, the Company entered into sixteen SAFE notes totaling $5,286,469 which are eligible to be converted to a number of shares of the Safe Preferred Stock equal to the purchase amount divided by the conversion price per the SAFE agreement. As of December 31, 2021, these SAFE notes have not been converted.

During July 2022 through September 2022, the Company entered into seven SAFE notes totaling $10,109,500, which are eligible to be converted to a number of shares of the Safe Preferred Stock equal to the purchase amount divided by the conversion price per the SAFE agreement.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Series A-1
At December 31, 2021 and 2020, there were 2,234,687 shares of voting preferred stock authorized and 1,881,648 shares issued and outstanding. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-1 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-1 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-1 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-1 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-1 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, and A-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

Series A-2
At December 31, 2021 and 2020, there were 256,322 shares authorized, issued and outstanding of Series A-2 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-2 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-2 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-2 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-2 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-2 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, and A-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE E: SHAREHOLDERS' EQUITY, Cont'd

Series A-3
At December 31, 2021 and 2020, there were 1,451,198 authorized, issued and outstanding shares of Series A-3 preferred stock. If the Company were to declare, pay, or set aside any dividends on shares, the holders of Series A-3 preferred stock shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-3 preferred stock in an amount at least equal to the number of outstanding shares if converted into Class A Common Stock or at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of Series A-3 preferred stock divided by the original issuance price of the class, as defined in the Amended and Restated Certificate of Incorporation, and then multiplying such fraction by an amount equal to the original issuance price as defined in the Amended and Restated Certificate of Incorporation.

Holders of Series A-3 preferred stock are entitled to the number of votes equal to the number of whole shares of common stock into which shares of preferred stock are convertible. Series A-3 preferred stock is voluntarily convertible to common stock at any time without additional consideration and is determined by dividing the original issue price by the conversion price as defined in the amended and restated certificate of incorporation in effect at that time. Series A-3 preferred stock conversion rights are terminated in the event of a liquidation, dissolution, winding up of the Company, or a deemed liquidation event.

Upon liquidation, dissolution or winding up, as defined in the Amended and Restated Certificate of Incorporation, holders of Series A-1, A-2, and A-3 preferred stock shall be entitled to be paid out of the assets available for distribution on a side by side basis and before distribution to holders of common stock an amount equal to the original issue price plus all dividends declared and unpaid at that time.

NOTE F: STOCK OPTIONS

The Company's 2014 Stock Plan (the "Plan") was approved by the Board of Directors in 2014. Under this Plan which was most recently amended on September 11, 2020, the maximum number of shares to be issued is 1,535,403 of Class B Common Shares. At December 31, 2021 and 2020, there were no stock options outstanding under this Plan. The exercise price of an incentive stock option cannot be less than the fair market value of the common stock on the date granted and the term of an incentive stock option is limited to ten years. The exercise price of a non-statutory stock option shall be such price as is determined by the Board of Directors, provided that, if the per share exercise price is less than 100% of the fair market value of the common stock on the date granted, it shall otherwise comply with all applicable laws and the term of a nonqualified stock option is limited to ten years.

On December 10, 2020 the Company issued warrants for 124,149 shares of Series A-1 Preferred Stock at a price of $4.03 per share. The warrants expire December 9, 2030.

NOTE G: INCOME TAXES

In past years, the Company has incurred operating losses which have not resulted in recorded tax benefits. The amount of net operating loss carryforwards to be used in any one year may be limited by certain provisions of the Internal Revenue Code. The Company also has state net operating loss carryforwards available, the utilization of which may be similarly limited. At December 31, 2021, the Company has federal and state net operating loss carryforwards of approximately $12,000,000 which can be carried forward indefinitely. The Company has established a full valuation allowance with respect to these federal and state loss carryforwards.

The significant components of the Company's deferred tax assets and liabilities are as follows:

| | December 31, | |
	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 3,200,000	$ 1,500,000
Valuation allowance for net deferred tax assets	(3,200,000)	(1,500,000)
	$ -	$ -

NOTE H: COMMITMENTS

In January 2020, the Company entered into an agreement for office space through January 2025. A security deposit of approximately $33,500 was paid in connection with this agreement. The lease included an escalating annual base rent amount for each year of the lease term. During 2020, no rent was paid in relation to this lease due to a free-rent period followed by a rent relief period (in response to COVID-19). On April 30, 2021, the lease was terminated, and the premise was vacated. In compliance with the terms of the lease termination, the Company forfeited the security deposit. Additionally, the Company was required to pay a lump sum of approximately $36,500 for rent expense. The security deposit was written off to rent expense and the remaining amount was accrued for at December 31, 2020 and paid during the year ended December 31, 2021.

The Company pays rent for various other office spaces, as needed, however, there are no long-term rental agreements in place as of December 31, 2021. Rent expense for the years ended December 31, 2021 and 2020 were approximately $4,300 and $93,000, respectively.

On August 1, 2022, the Company entered into a lease agreement for space in Bronx, NY through July 31, 2023. The lease requires monthly rental payments of $25,000 and contains a one year renewal option. On September 1, 2022, BlocPower entered into a lease agreement for additional space in Brooklyn, NY through August 2023. The lease requires monthly rental payments of $16,000 per month.   Minimum rent expense under these two leases is $189,000 for the year ending December 31, 2022 and $303,000 for the year ending December 31, 2023.

NOTE I: MAJOR CUSTOMERS AND VENDORS

During the years ended December 31, 2021 and 2020, the Company had revenue from customers which accounted from more than 10% of total revenues as follows:

	December 31,	
	2021	2020
Customer A	*	35%
Customer B	*	31%
Customer C	*	29%
Customer D	87%	*

* Less than 10% of revenues

Accounts receivable from the major customers amounted to approximately $-0- and $181,800 at December 31, 2021 and 2020.

During the year ended December 31, 2021, the Company had purchases from one vendor which accounted for approximately 14% of costs of revenues. The Company did not have purchases from any one vendor which accounted for more than 10% of revenues during the year ended December 31, 2020.

NOTE J: FINANCIAL IMPACT OF COVID-19 OUTBREAK AND RELATED GOVERNMENT PROGRAMS

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for future years.

In response to the COVID-19 outbreak, in April 2020, the Company applied for and was approved by a bank for a loan of $414,800 through the Paycheck Protection Program ("PPP") established by the Small Business Administration. The loan had a maturity of 2 years and an interest rate of 1%. The loan had the potential for forgiveness provided certain requirements were met by the Company. The loan was funded on April 22, 2020. On December 10, 2020, the Company repaid the loan in full including the principal and accrued interest as of that date.

Also in response to the COVID-19 outbreak, in June 2020, the Company applied for and was approved by a bank for a loan of $127,600 through the Economic Injury Disaster Program established by the Small Business Administration. The loan had a stated interest rate of 3.75%. Payments were deferred for 12 months but accrued interest. The loan principal was repaid in full on November 2020 and the accrued interest was repaid in December 2020.

NOTE K: SUBSEQUENT EVENT

On September 19, 2022, the Company entered into a loan agreement with an investment company, which makes available to the Company a loan in the amount of $130,000,000 through October 28, 2024. The maximum outstanding principal balance of the loan is the lesser of $12,000,000 or the advance rate as defined in the agreement. The loan bears interest at the Secured Overnight Financing Rate plus 3.25% per annum. On October 14, 2022 approximately $2,576,500 was drawn on the loan and on December 1, 2022 an additional draw of approximately $650,700 was made. The loan agreement requires the principal amount of the loan, together with all accrued and unpaid interest due on the maturity date of October 28, 2024.

NOTE L: MANAGEMENTS PLAN

The Company experienced a net loss of $6,410,945 during the year ended December 31, 2021 and has an accumulated deficit of $12,769,323. During 2022 the Company was able to raise $10,109,500 in SAFE notes as described in Note E. The Company has also entered into a loan agreement allowing them to draw and maintain a maximum balance of $12,000,000 to fund operations as described in Note K.

In addition, the commercial building sector, of which the great majority are small buildings, consumes about 20-30% of all U.S. energy. Decarbonizing or electrifying these buildings by the removal of fossil fuels is a significant opportunity particularly with rising fossil fuel prices and volatility and heat pump and other incentives in the recently enacted Inflation Reduction Act. For example, to electrify Ithaca, New York, population of about 30,000, hundreds of millions of dollars in investment can be justified. Extrapolated to the dozens of major cities and thousands of minor cities yields a cost potentially in the trillions of dollars to electrify all the buildings in the United States. Management believes that is what must be done if the country is to move away from fossil fuels.

To meet this electrification challenge, BlocPower has developed an end-to-end platform by identifying gaps and providing solutions with the following business lines: a) software / program management; b) project installation / financing; and c) workforce training.

Based on years of experience, BlocPower is well-positioned to deliver electrification projects in the fragmented small commercial, multi-residential, and LMI markets, which have seen limited competition to date. This combined with some years of public policy experience associated with decarbonization and electrification has enabled the Company to sign a number of major contracts with cities and utilities in 2022, including New York City, San Jose, California, Ithaca, New York, Denver, Colorado and large investor owed utility, Commonwealth Edison in Chicago, as well as unannounced work.

To execute these programs, BlocPower has raised approximately $25 million dollars in a Series B fundraising from a strong group of strategic and venture investors including VoLo Earth, Obsidian, Microsoft, Credit Suisse and Builders Vision. Management plans to focus on delivering on these programs, growing software and financing transactions, and improving repeatability. The proceeds from Series B investment, will drive these efforts and include investment in additional working capital. This expected growth in operations ahead of revenue growth, will likely drive future operating losses and capital raising, but is intended to establish significant market share and a consistent revenue base.

Management believes the additional amounts raised will allow the Company to expand its business and fund operations for the next twelve months.

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

OTHER CONSOLIDATING FINANCIAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON CONSOLIDATING FINANCIAL INFORMATION

Shareholders
BlocPower Public Benefit Corporation and Subsidiaries

We have audited the consolidated financial statements of BlocPower Public Benefit Corporation and Subsidiaries as of and for the years ended December 31, 2021 and 2020 and we have issued our report thereon dated January 25, 2023, which contained an unmodified opinion on those consolidated financial statements. Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The 2021 consolidating financial information hereinafter is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
January 25, 2023

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

ASSETS	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2021	2020
CURRENT ASSETS									
Cash and cash equivalents	$ 1,275,797	$ 8,923,917	$ 84,355	$ 486,211	$ 173,298	$ 25,500	$ -	$ 10,969,078	$ 6,345,260
Accounts receivable, net of allowance for doubtful accounts	-	298,453	-	-	-	-	-	298,453	192,756
Prepaid expenses	-	86,335	-	-	6,480	-	-	92,815	-
TOTAL CURRENT ASSETS	1,275,797	9,308,705	84,355	486,211	179,778	25,500	-	11,360,346	6,538,016
PROPERTY AND EQUIPMENT									
Leased equipment	-	-	834,739	-	347,884	-	-	1,182,623	763,843
Construction in progress	-	1,150,323	2,500	161,321	421,831	-	-	1,735,975	32,565
	-	1,150,323	837,239	161,321	769,715	-	-	2,918,598	796,408
Less accumulated depreciation	-	-	(46,311)	-	(8,195)	-	-	(54,506)	(15,079)
	-	1,150,323	790,928	161,321	761,520	-	-	2,864,092	781,329
OTHER ASSETS									
Other assets	-	-	-	343,750	-	-	-	343,750	375,000
Due to/from related parties	(107,092)	222,200	(86,689)	(441,908)	413,489	-	-	-	-
Investment in subsidiaries	16,868,954	1,219,655	-	-	-	-	(18,088,609)	-	-
	16,761,862	1,441,855	(86,689)	(98,158)	413,489	-	(18,088,609)	343,750	375,000
	$ 18,037,659	$ 11,900,883	$ 788,594	$ 549,374	$ 1,354,787	$ 25,500	$ (18,088,609)	$ 14,568,188	$ 7,694,345

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS, Cont'd

LIABILITIES AND SHAREHOLDERS' EQUITY	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2021	Consolidated Totals December 31, 2020
CURRENT LIABILITIES									
Current portion of long-term debt	$ -	$ 2,000,000	$ 25,949	$ -	$ 68,764	$ -	$ -	$ 2,094,713	$ 17,645
Line of credit	-	341,669	-	-	-	-	-	341,669	-
Accounts payable	14,235	2,862,614	-	100,000	91,481	-	-	3,068,330	278,462
Accrued expenses	-	393,651	27	-	35,467	-	-	429,145	241,171
Deferred revenue	-	1,901,180	(500)	-	(2,279)	-	-	1,898,401	282,157
Other current liabilities	-	-	-	-	-	-	-	-	1,742
TOTAL CURRENT LIABILITIES	14,235	7,499,114	25,476	100,000	193,433	-	-	7,832,258	821,177
OTHER LIABILITIES									
Long-term debt, net of unamortized debt issuance costs	-	(43,502)	287,490	100,000	980,262	-	-	1,324,250	332,504
Due to shareholder	-	35,106	-	-	-	-	-	35,106	39,614
	-	(8,396)	287,490	100,000	980,262	-	-	1,359,356	372,118
SHAREHOLDERS' EQUITY									
Class A common stock, \$.00001 par value; Authorized, 7,416,088 shares at December 31, 2021 Issued and outstanding, 2,666,667 at December 31, 2021	27	-	-	-	-	-	-	27	27
Series A-1 preferred stock, \$.00001 par value; Authorized, 2,234,687 shares at December 31, 2021 Issued and outstanding, 1,881,648 shares at December 31, 2021	19	-	-	-	-	-	-	19	19
Series A-2 preferred stock, \$.00001 par value; Authorized, issued and outstanding, 256,322 shares at December 31, 2021	3	-	-	-	-	-	-	3	3
Series A-3 preferred stock, \$.00001 par value; Authorized, issued and outstanding, 1,451,198 shares at December 31, 2021	15	-	-	-	-	-	-	15	15
Additional paid-in capital	12,769,323	-	-	-	-	-	-	12,769,323	12,769,323
SAFE note convertible	5,286,469	-	-	-	-	-	-	5,286,469	-
Capital contributions - related parties	-	16,868,954	475,792	500,000	218,363	25,500	18,088,609	-	-
Accumulated deficit	(32,432)	(12,458,789)	(164)	(150,626)	(37,271)	-	-	(12,679,282)	(6,268,337)
	18,023,424	4,410,165	475,628	349,374	181,092	25,500	18,088,609	5,376,574	6,501,050
	$ 18,037,659	$ 11,900,883	$ 788,594	$ 549,374	$ 1,354,787	$ 25,500	$ 18,088,609	$ 14,568,188	$ 7,694,345

BLOCPOWER PUBLIC BENEFIT CORPORATION AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF OPERATIONS

	BlocPower Public Benefit Corp	BlocPower LLC	BlocPower Energy Services 1 LLC	BlocPower Energy Services 2 LLC	BlocPower Energy Services 3 LLC	BuildingBloc LLC	Eliminations	Consolidated Totals December 31, 2021	2020
Revenues:									
Contract revenues	$ -	$ 16,443,456	$ -	$ -	$ -	$ -	$ -	$ 16,443,456	$ 677,099
Lease revenues	-	-	76,225	-	13,724	-	-	89,949	40,254
GROSS REVENUE	-	16,443,456	76,225	-	13,724	-	-	16,533,405	717,353
Cost of revenue	-	14,593,116	-	-	-	-	-	14,593,116	554,943
GROSS PROFIT	-	1,850,340	76,225	-	13,724	-	-	1,940,289	162,410
General and administrative expenses	18,400	8,456,427	52,242	109,633	14,314	-	-	8,651,016	3,491,866
(LOSS) INCOME FROM OPERATIONS	(18,400)	(6,606,087)	23,983	(109,633)	(590)	-	-	(6,710,727)	(3,329,456)
Other income (expense):									
Other income	-	430,669	-	-	-	-	-	430,669	102,880
Interest income	-	2,249	-	-	-	-	-	2,249	2,621
Interest expense	-	(8,834)	(26,229)	(38,192)	(36,681)	-	-	(109,936)	(37,123)
	-	424,084	(26,229)	(38,192)	(36,681)	-	-	322,982	68,378
LOSS BEFORE TAXES	(18,400)	(6,182,003)	(2,246)	(147,825)	(37,271)	-	-	(6,387,745)	(3,261,078)
Income and franchise tax expense	18,850	4,350	-	-	-	-	-	23,200	7,734
NET LOSS	$ (37,250)	$ (6,186,353)	$ (2,246)	$ (147,825)	$ (37,271)	$ -	$ -	$ (6,410,945)	$ (3,268,812)